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                                            Filed by Hovnanian Enterprises, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company: Hovnanian Enterprises, Inc.
                                                   Commission File No. 001-08551

                                  PRESS RELEASE
               HOVNANIAN ENTERPRISES REPORTS THIRD QUARTER RESULTS

                 HIGHLIGHTS FOR THE QUARTER ENDED JULY 31, 2000

- Reported earnings of $0.37 per fully diluted share, slightly ahead of analyst estimates and last year's results, and significantly above first and second quarter results.
- Deliveries increased 14.0% to 1,086 homes. Net contracts climbed to 1,113 homes valued at $271.9 million, an increase of 20.8% in number of homes and 35.3% in dollar value from last year's third quarter results.
- Contract backlog as of July 31, 2000 stood at 2,270 homes with a sales value of $584.0 million versus last year's 1,725 homes with a sales value of $395.0 million, an increase of 31.6% in number of homes and 47.9% in value. Excluding the Texas acquisition, the backlog value increased 32.3%.
-        Management forecast fiscal 2000 earnings of $1.50 to $1.55 per share.
- Announced merger with Washington Homes, Inc. (NYSE: WHI). This will significantly enhance the Company's market position in Metro D.C. and North Carolina. The transaction is expected to be accretive to earnings per share in fiscal 2001.

RED BANK, NJ, September 7, 2000 -- Hovnanian Enterprises, Inc. (ASE: HOV), a leading national homebuilder, reported net income of $8.1 million, or $0.37 per fully diluted share, on $285.0 million in revenue for the third quarter ended July 31, 2000. This compares with net income of $7.6 million, or $0.36 per share, on revenue of $236.3 million in last year's third quarter. Deliveries in 2000's third quarter were 1,086 homes or $258.0 million compared to 953 homes or $207.5 million in 1999. Homebuilding gross margin, excluding land sales, increased to 20.9% in the third quarter, continuing a trend of improvement from 18.2% in the first quarter and 20.2% in the second quarter.

During the nine months ended July 31, 2000, revenue reached $784.0 million compared to $648.3 million in the year earlier period. Net income for the first nine months of fiscal 2000 was $15.0 million, or $.68 per share compared to $21.2 million, or $.99 per share in 1999. As was anticipated, fiscal 2000 has a significant bunching of deliveries in the fourth quarter. This skews earnings to the end of the year, unlike the two prior fiscal years, which showed greater balance between quarters. Year-to-year net contracts during the nine months increased by 28.8% in homes and 43.9% in dollars, and deliveries rose by 17.7% in homes and 22.9% in dollar value. Excluding Texas, the value of contracts was 19.5% higher and the value of deliveries increased 1.3%.




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COMMENTS FROM MANAGEMENT

"We're pleased to report a solid third quarter performance in line with our projections, despite the impact of a slowing economy," says Ara K. Hovnanian, President and Chief Executive Officer of the Company. "We are looking forward with anticipation to our fourth quarter and fiscal 2001. In most markets, our sales pace remains robust. We have the contract backlog in place to deliver a strong fourth quarter performance. Although the Northeast has experienced a tremendous amount of precipitation this summer, which has not been conducive to construction, we believe we will still achieve a record 4,400 deliveries with revenue approaching $1.15 billion during fiscal 2000.

"All of the Company's 1999 acquisitions are meeting or exceeding their business plans," adds Mr. Hovnanian. "Our results in the fourth quarter and fiscal 2001 will begin to benefit fully from approximately 55 community and model openings that occurred in the first nine months of this year. As we enter the fourth quarter, our refined projections call for record earnings of between $1.50 and $1.55 per fully diluted share this year. We expect to report further improvements in our fiscal 2001 performance, and we are developing a significant backlog for the first and second quarters which should lead to much better performance in these periods during fiscal 2001."

MERGER WITH WASHINGTON HOMES, INC.

Last week, Hovnanian added further momentum by announcing a merger agreement with Washington Homes, Inc. (NYSE: WHI). The transaction is expected to be accretive to earnings per share in fiscal 2001 and will drive further profitability improvements in the years to come. Subsequent to the merger, Hovnanian will maintain its current position as the largest builder in New Jersey and will become the second-largest builder in Metro-Washington, DC and the largest builder in North Carolina. With shareholders' equity exceeding $300 million and total assets approaching $1.0 billion, the Company will attain a more substantial market capitalization and will add liquidity to its stock. In conjunction with the merger of Hovnanian and Washington Homes, the Company will issue approximately 5.5 million additional class A common shares, based on Hovnanian's closing share price of $7-1/16 on Friday, August 25, 2000. The actual number of shares issued is subject to certain adjustments as defined in the merger agreement.

"Depending on the timing of regulatory and shareholder approval, we will combine our company with Washington Homes sometime near the end of the calendar year, and will begin to push our performance to the next level," adds Mr. Hovnanian. "Once we combine the performance of Washington Homes with our own operations in fiscal 2001, we expect our earnings per share to increase by $.05 to $.10. And the accretion should be substantially greater in subsequent years as we realize the full benefits and efficiencies of market concentration resulting from the merger."

OTHER INITIATIVES

"We expect our enterprise-wide software system to roll out to all new single-family communities, beginning in our Northeast Region, in February 2001," says Mr. Hovnanian.



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"Multi-family community rollouts should commence in July. In the meantime, we are making solid progress on improving the performance of our operations - through our initiatives in process and product standardization, even- flow construction, implementation of hand-held technology in the field, and our training programs. These significant refinements to our operating methodology position us in the forefront of the changes that are revolutionizing America's homebuilding industry today," says Mr. Hovnanian.

The Company's website -- www.khov.com -- has experienced a 135.2% increase in traffic and has become the second leading source of sales for the Northeast Region in the first nine months of fiscal 2000. Visitors can now take 360-degree tours through select model homes "virtually," and can "visit" all of the Company"s communities nationwide through the website.

IN CLOSING

"We are making tremendous progress on our path to becoming a better homebuilding company," says Mr. Hovnanian. "We believe the recent price of our shares continues to grossly undervalue our Company. We are confident that our shares represent an excellent investment for all our shareholders at current price levels." During the quarter ended July 31, 2000, the Company purchased 440,000 shares of its common stock at an average cost of $5.96 per share.

Hovnanian Enterprises, Inc. designs, constructs and markets single-family homes, townhomes and condominiums in planned residential communities in New Jersey, North Carolina, Pennsylvania, Virginia, Maryland, New York, California, Texas and Florida in the United States, and in Poland.


FORWARD-LOOKING STATEMENTS This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such statements may involve unstated risks, uncertainties and other factors that may cause actual results to differ materially from those described in any forward-looking statements. Any such risks, uncertainties and other factors include, but are not limited to, the risk that the businesses of Hovnanian and Washington Homes will not be combined successfully, the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected, changes in general economic conditions, fluctuations in interest rates, increases in costs of materials, supplies and labor, adverse governmental or regulatory policies, and general competitive conditions. This list of risk factors may not be exhaustive. Actual results could differ materially from those set forth in any forward-looking statements for many reasons, including the risk factors listed above. Any forward-looking statements speak only as of the date they are made, and Hovnanian disclaims any obligation to provide updates or revise any forward-looking statements.

         In connection with the proposed merger, Hovnanian and Washington Homes have filed with the SEC a preliminary joint proxy statement describing the proposed merger of Washington Homes and Hovnanian and the proposed terms and conditions of the merger. Additionally,



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Hovnanian will file with the SEC a registration statement on SEC Form S-4, containing the definitive joint proxy statement/prospectus, which describes the proposed merger and the proposed terms and conditions of the merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. The preliminary joint proxy statement filed by Hovnanian and Washington Homes is available for free, and the registration statement to be filed by Hovnanian, including the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus, will be available for free after it is filed, both on the SEC's web site (www.sec.gov) and by contacting either Washington Homes, Inc, 1802 Brightseat Road, Landover, Maryland 20785-4235, Attention: Christopher Spendley, telephone (301) 772-8900; or Hovnanian Enterprises, Inc., 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701, Attention: J. Larry Sorsby, telephone (732) 747-7800.